

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 13, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Capital One Financial Corporation, under the Exchange Act of 1934.

- 0.800% Senior Notes due 2024
- 1.650% Senior Notes due 2029

Sincerely,